September 11, 2014
MICHAEL A. BROWN		EMAIL MBROWN@FENWICK.COM Direct Dial (415) 875-2432

CONFIDENTIAL TREATMENT REQUESTED BY DERMIRA, INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH ASTERISKS TO DENOTE WHERE OMISSIONS HAVE BEEN MADE.

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720

Washington, DC 20549

Attention:	Jeffrey P. Riedler
Christina De Rosa
Daniel Greenspan

Re:	Dermira, Inc.
Registration Statement on Form S-1
Confidentially Submitted June 26, 2014
Initially filed August 27, 2014
File No. 333-198410

Ladies and Gentlemen:

On behalf of Dermira, Inc. (the “Company”) and in connection with the submission of a letter dated August 1, 2014 in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 24, 2014 (the “Initial Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), we submit this supplemental letter to further address comment 11 of the Initial Comment Letter to specifically address valuation considerations related to the Company’s equity awards in January, February and June of 2014 and to assist the Staff in its review of the Registration Statement.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The Company advises the Staff that on September 9, 2014, representatives of Citigroup Global Markets Inc. and Leerink Partners LLC, the lead underwriters of the Company’s proposed initial public offering (the “IPO”), advised the Company’s Board of Directors (the “Board”) that, based on then-current market conditions and recent initial public offerings of other companies in the biopharmaceutical

CONFIDENTIAL TREATMENT REQUESTED BY DERMIRA, INC.

DERMIRA-01

United States Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

industry, it anticipates that the underwriters would recommend to the Company a preliminary price range of between $[**] and $[**] per share for the IPO. The Company anticipates effecting a reverse stock split in connection with the IPO pursuant to a future amendment to the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware prior to filing the Company’s preliminary prospectus in a pre-effective amendment to the Registration Statement prior to the commencement of the Company’s road show process (the “Preliminary Prospectus”); the price range and share numbers set forth in this letter do not reflect the anticipated reverse stock split. The Company also notes that it will set forth a bona fide $2.00 price range (following the anticipated reverse stock split) in a pre-effective amendment to the Registration Statement prior to the distribution of the Preliminary Prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business and market developments affecting the Company.

Prior to September 8, 2014 when the underwriters first discussed a possible price range with members of the Company’s management in advance of the presentation to the Board, the Company had not held any formal discussions with the underwriters regarding the possible price range for the initial public offering. The range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

We supplementally advise the Staff that, as described beginning on page 85 of the Registration Statement, the Board has determined the fair value of the Company’s common stock at the time of option grants by considering a number of objective and subjective factors, including valuations of comparable companies, sales of the Company’s convertible preferred stock, the Company’s operating and financial performance, the lack of liquidity of the Company’s common stock, and general and industry-specific economic outlooks.  The Board also considered the status of the Company’s progress towards an IPO and valuations of the Company’s common stock by a third-party valuation firm. The Board, as applicable, also determined that the assumptions and inputs used in connection with such valuations reflected the Board’s and management’s best estimate of the business condition, prospects and operating and financial performance of the Company at each valuation date.

The Company granted options to purchase an aggregate of 75,000 shares of common stock on January 13, 2014 (the “January Grants”), 95,000 shares of common stock on February 7, 20141 (the “February Grants”) and 2,926,979 shares of common stock on June 5, 2014 (the “June Grants”). The Company has not granted any other equity awards since June 5, 2014. The Board determined that the fair value of the shares of the Company’s common stock underlying (1) the January Grants and February Grants was $0.30 per share and (2) the June Grants was $0.95 per share. The Board based its determination of the fair value of the Company’s common stock on the factors described on pages 85-88 of the Registration Statement and, for the January Grants and February Grants, in part, on the valuation

** Confidential material redacted.

1               Note that the Registration Statement currently states that the Company granted options to purchase 35,000 shares of common stock on February 7, 2014 and options to purchase 60,000 shares of common stock on February 9, 2014. A pre-effective amendment to the Registration Statement will clarify that the Company granted options to purchase 95,000 shares of common stock on February 7, 2014 and no options to purchase shares of common stock on February 9, 2014.

CONFIDENTIAL TREATMENT REQUESTED BY DERMIRA, INC.

DERMIRA-02

United States Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

report issued to the Company by a third-party valuation firm in June 2013, which concluded that, as of April 30, 2013, the fair value of the Company’s common stock was $0.30 per share (the “2013 Valuation Report”) and, for the June Grants, in part, on the valuation report issued to the Company by a third-party valuation firm in June 2014, which concluded that, as of April 30, 2014, the fair value of the Company’s common stock was $0.95 per share (the “2014 Valuation Report”).  The Board used the 2013 Valuation Report as one of the objective and subjective factors it considered in determining the fair value of the Company’s common stock for the January Grants and February Grants because between the date of the 2013 Valuation Report and the date of the January Grants and February Grants (a) the Company did not receive any significant, positive clinical trial data for its product candidates, (b) the Company did not sell any shares of its preferred stock and (c) no other event occurred that would have materially affected the value of the Company.

We supplementally provide the Staff the following discussion regarding the significant factors contributing to the difference between the estimated initial public offering price and the determined fair value of the Company’s common stock. The Company believes the difference between the fair value of its common stock on January 13, 2014, February 7, 2014 and June 5, 2014, as determined by the Board, and the current preliminary price range estimated by the Company is the result of the following factors:

•                  the recent improvement in major stock market indices, with the NASDAQ Composite Index, NASDAQ Biotechnology Index and the Dow Jones Industrial average having increased approximately 10.3%, 9.6% and 7.7%, respectively since February 7, 2014 and approximately 6.0%, 10.1% and 1.1%, respectively, since June 5, 2014;

•                  the preliminary pricing range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s determinations of fair value in January, February and June 2014. The 2013 Valuation Report included a discount for lack of marketability of 35% and the 2014 Valuation Report included a discount for lack of marketability of 15%. The difference in the lack of marketability between the 2013 Valuation Report and the 2014 Valuation Report took into account, among other factors, the increased likelihood of consummating an IPO in the near term as reflected by the Company having begun preparations for a possible IPO and the Company planning an IPO organizational meeting to be held in May 2014, which resulted in a higher initial public offering probability in the 2014 Valuation Report;

•                  differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company, which do not take into account the current lack of liquidity for the Company’s common stock and assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board, which was based on market approach using the option price method for the 2013 Valuation Report and the income approach using the probability-weighted expected return method (PWERM) for the 2014 Valuation Report (each as described on page 87 of the Registration Statement);

CONFIDENTIAL TREATMENT REQUESTED BY DERMIRA, INC.

DERMIRA-03

United States Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

•                  differences in the time periods of the financial forecasts and metrics used by the underwriters in their comparable company analysis discussed with the Company as compared to the time periods of financial forecasts used in the valuations considered by the Board;

•                  the Company considered groups of comparable companies in the dermatology and biopharmaceutical markets in its historic valuations, which groups varied between the 2013 Valuation Report and the 2014 Valuation Report, and the underwriters considered a different group of comparable companies in their analysis, including companies that recently completed initial public offerings, companies that were currently conducting roadshows for initial public offerings, and companies that had publicly filed registration statements for initial public offerings;

•                  the Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the current preliminary price range;

•                  the Company completed an equity financing on August 15, 2014 in which it sold shares of its Series C convertible preferred stock at a price of $1.66 per share for an aggregate purchase price of $51.0 million (the “Series C Financing”).  The price per share in the Series C Financing was the result of arms’-length negotiations between the Company and the new lead investor at the time a term sheet was executed on July 22, 2014.  In addition, shares of the Company’s convertible preferred stock have rights, preferences and privileges senior to shares of the Company’s common stock, specifically, the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock, the right to receive proceeds upon a deemed liquidation event in preference to shares of common stock, anti-dilution protections, and certain protective provisions that require the approval of shares of preferred stock for specific corporate actions; and

•                  advancements in the Company’s development of its product candidates and, in particular, the following:

•                  with respect to Cimzia, in March 2014, the Company and UCB Pharma S.A. (“UCB”) entered into a Development and Commercialisation Agreement (the “UCB Agreement”) to develop Cimzia for the treatment of moderate-to-severe plaque psoriasis (the “Product”), which was considered in the 2014 Valuation Report; however, the terms of the UCB Agreement were conditional upon and only entered into full force and effect if, and only if, within sixty (60) business days of receipt from the U.S. Food and Drug Administration (“FDA”) of written comments arising from the end-of-Phase 2 meeting between UCB, the Company and the FDA: (1) Dermira obtained a minimum of $20 million in a capital-raising event; and (2) neither party terminated the UCB Agreement.  The Company did not raise the initial minimum of $20 million in a capital raising event until the Series C Financing in August 2014, at which point the terms of the UCB Agreement became effective.  If the Company had not consummated the Series C Financing and was not able to otherwise consummate a $20 million capital-raising event by September 24, 2014 (60 business days after the date that the

CONFIDENTIAL TREATMENT REQUESTED BY DERMIRA, INC.

DERMIRA-04

United States Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

Company received the written minutes from the FDA for the end-of-Phase 2 meeting), then UCB could have terminated the UCB Agreement;

•                  with respect to Cimzia, in July 2014, after receiving written feedback from the FDA on June 30, 2014 and the European Medicines Agency on June 27, 2014 regarding certain elements of the Company’s proposed clinical development plan for Cimzia in psoriasis, including the design and size of Phase 3 clinical trials, the Company and UCB agreed on a planned Phase 3 clinical program for Cimzia consisting of three randomized, multi-center, blinded Phase 3 clinical trials that will be conducted in multiple countries, as described in further detail on pages 107 and 108 of the Registration Statement;

•                  with respect to DRM01, in July 2014, the Company received clinical trial data from a 108-patient, randomized, multi-center, double-blind, vehicle-controlled Phase 2a clinical trial that demonstrated significant reductions in the signs and symptoms of acne, as described in further detail on pages 120-123 of the Registration Statement.  If the results of the clinical trial had not been positive, then the Company would have had to reconsider the next milestone for DRM01, including reformulation, additional clinical trials, moving the product candidate to preclinical stage and abandoning the program; and

•                  with respect to DRM04, in August 2014, the Company received clinical trial data from a randomized, multi-center, double-blind, vehicle-controlled Phase 2b clinical trial for DRM04 (Study HH01).  Study HH01 was a dose-ranging study assessing the safety, efficacy and pharmacokinetics of the topical formulation of the reference agent in comparison with vehicle only in 198 patients, as described in further detail on pages 113-116 of the Registration Statement.  The results of Study HH01 found that the topical formulation of the reference agent demonstrated statistically significant improvements relative to vehicle in both primary efficacy endpoints.  If the results of the clinical trial had not been positive, then the Company would have had to reconsider the next milestone for DRM04, including reformulation, additional clinical trials, moving the product candidate to preclinical stage and abandoning the program.

The Company supplementally advises the Staff that in the Preliminary Prospectus, it will include the following disclosure:

“We determined, after consultation with the underwriters, that our initial public offering price range will be $            to $             per share. As of the dates of the January 13, 2014, February 7, 2014 and June 5, 2014 stock option grants, our board of directors had determined the fair value of our common stock to be $0.30 per share (for the January and February 2014 grants) and $0.95 per share (for the June 2014 grants).  The determination was based upon the objective and subjective factors described above. We believe the difference between the fair value of our common stock for the January, February and June 2014 grants, in each case as determined by our board of directors, and the initial offering price range is a result of the following factors:

•                  the price range necessarily assumed that the initial public offering has occurred and a public market for our common stock has been created, and therefore excludes any

CONFIDENTIAL TREATMENT REQUESTED BY DERMIRA, INC.

DERMIRA-05

United States Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

marketability or illiquidity discount for our common stock, which was appropriately taken into account in our board of directors’ fair value determinations;

•                  differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with our management, which assume a successful initial public offering with no weighting attributed to any other outcome, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by our board of directors, which were based on the market approach for the January and February 2014 grants and the income approach for the June 2014 grants, as described above;

•                  differences in comparable companies in the dermatology and biopharmaceutical markets discussed between us and the underwriters as compared to the more narrow prior analysis applied and comparable companies used by our board of directors;

•                  our completed sale of shares of Series C convertible preferred stock at a price of $1.66 per share for an aggregate purchase price of $51.0 million, which shares of convertible preferred stock have certain rights, preferences and privileges senior to shares of our common stock; and

•                  advancements in the development of our product candidates and, in particular, the following:

•                  the effectiveness of the UCB agreement in August 2014;

•                  our agreement with UCB of the terms of a planned Phase 3 clinical program for Cimzia in July 2014;

•                  the receipt of clinical trial data from a Phase 2a clinical trial for DRM01 in July 2014 that demonstrated significant reductions in the signs and symptoms of acne; and

•                  the receipt of clinical trial data from a Phase 2b clinical trial for DRM04 in August 2014 that demonstrated statistically significant improvements relative to vehicle in both primary efficacy endpoints.”

*******

CONFIDENTIAL TREATMENT REQUESTED BY DERMIRA, INC.

DERMIRA-06

United States Securities and Exchange Commission

Division of Corporation Finance

September 11, 2014

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Michael A. Brown

Michael A. Brown

cc:                                Thomas G. Wiggans, Chief Executive Officer

Andrew Guggenhime, Chief Operating Officer and Chief Financial Officer
Dermira, Inc.

Douglas N. Cogen, Esq.

Morgan R. Casey, Esq.

Fenwick & West LLP

Andrew S. Williamson, Esq.

David G. Peinsipp, Esq.

Charles S. Kim, Esq.

Cooley LLP

Frances D. Schulz

Ernst & Young LLP

CONFIDENTIAL TREATMENT REQUESTED BY DERMIRA, INC.

DERMIRA-07